EXHIBIT 99.2

HYDROGENICS CORPORATION

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders of Hydrogenics Corporation (the “Corporation”) held on May 7, 2014 in Mississauga, Ontario (the “Meeting).  Each of the matters is described in greater detail in the Corporation’s Notice of Annual Meeting of Shareholders and Management Proxy Circular (the “Management Proxy Circular”) mailed to shareholders prior to the Meeting:

1.	Appointment of Auditors – CARRIED

On a vote by a show of hands, PriceWaterhouse Coopers LLP was appointed as auditors of the Corporation until the next annual meeting of shareholders and the Audit Committee of the Board of Directors was authorized to fix their remuneration of the auditors.  Prior to the Meeting, management received proxies as follows:

Votes For	% For	Votes Withheld	% Withheld
5,690,056	99.06	54,076	0.94

2.	Election of Directors – CARRIED

Each of the 6 nominees listed in the Management Proxy Circular was elected as a director of the Corporation in the ensuing year or until their successor is elected or appointed.

Based on proxies received prior to the Meeting, each director received the following number and percentage of votes:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Douglas Alexander	3,931,436	99.69	12,111	0.31
Michael Cardiff	3,826,903	97.04	116,644	2.96
Joseph Cargnelli	3,930,413	99.67	13,134	0.33
Henry Gnacke	3,896,460	98.81	47,087	1.19
Donald Lowry	3,896,337	98.80	47,210	1.20
Daryl Wilson	3,930,897	99.68	12,650	0.32